04002627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51918

BEST AVAILABLE COPY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creditex, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. 17th St., 4th Fl.
(No. and Street)

New York, New York 10011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Csabon 212-633-2908
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas, New York, NY 10019
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gustavo A. Danese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creditex Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREW J. DEMERS
Notary Public, State of New York
No. 01DE6030621
Qualified in Queens County
Commission Expires September 20, 2005

[Signature]
Signature

President / C.O.O.
Title

Andrew J. Demers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creditex, Inc.

Consolidated Statement of Financial Condition
As of December 31, 2003

Creditex, Inc.
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholders of
Creditex, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Creditex, Inc. and its subsidiaries (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

Creditex, Inc.
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 9,015,108
Accounts receivable, net of allowance of $360,000	2,462,236
Due from related party	13,772
Investment in joint venture	125,801
Prepaid and other assets	681,507
Property and equipment, net	1,639,266
Security deposits	722,500
Total assets	$ 14,660,190
Liabilities and Stockholders' Equity	
Accounts payable and accrued expenses	$ 1,059,149
Accrued payroll and bonus	1,897,605
Deferred revenues	103,222
Deferred rent	82,403
Total liabilities	3,142,379
Commitments and contingencies (see Note 8)	
Stockholders' equity	
Preferred stock, $0.001 par value, 3,965,468 shares authorized:	
Series A convertible preferred stock, 382,630 shares issued and outstanding (liquidation preference of $3,826,300)	383
Series B convertible preferred stock, 441,000 shares issued and outstanding (liquidation preference of $11,888,406)	441
Series C convertible preferred stock, 2,000,000 shares issued and outstanding (liquidation preference of $6,600,000)	2,000
Common stock, $0.001 par value; 35,000,000 shares authorized, 12,502,659 shares issued and outstanding	12,503
Additional paid-in capital	30,061,038
Deferred compensation	(1,531,481)
Accumulated deficit	(16,928,404)
Accumulated other comprehensive loss	(98,669)
Total stockholders' equity	11,517,811
Total liabilities and stockholders' equity	$ 14,660,190

The accompanying notes are an integral part of this consolidated statement of financial condition

1. Organization and Significant Accounting Policies

Organization

The consolidated financial statements include the accounts of Creditex, Inc., a registered broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD") and its wholly owned subsidiaries, Creditex International, Ltd., Creditex Asia Pte Limited, and Creditex Australia PTY, Ltd. (collectively the "Company"). The Company's primary business activity is providing clients an electronic credit derivative system via the internet, which allows participants of the derivative markets the ability to research and negotiate trades in an online environment. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company markets its services primarily to major money center banks and investment banking firms in both the United States, Europe and Asia. The Company became a NASD member during January 2000 and commenced operations as a registered broker-dealer during February 2000. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore, is exempt from the Securities and Exchange Commission Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities."

During the year ending December 31, 2003, it was determined that Creditex Asia Pte., Ltd. ("CAPL") was not in compliance with the minimum capitalization requirement set by the Monetary Authority of Singapore ("MAS"). The MAS has granted CAPL a conditional exemption from the requirements to hold a capital markets services license subject to compliance with certain conditions. One of those conditions is to hold base capital of $147,500. As of December 31, 2003, $147,500 capitalization was maintained but, due to CAPL's accumulated losses, the capitalization does not satisfy the base capital definition. In order to resolve this issue, Creditex has elected to make a subvention payment to CAPL in 2004. Creditex believes that the MAS will most likely not have an exception to this resolution and that CAPL will not incur any penalties or interest as a result of the violation.

Principles of Consolidation

The consolidated financial statements include the accounts of Creditex, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The Company owns 50% of the outstanding common stock of a joint venture Credit Derivatives Research that is not consolidated because the Company does not own a majority voting interest, does not control the operations of the joint venture, and does not receive the majority of the income or losses from the joint venture. This joint venture is accounted for under the equity method of accounting. Under the equity method of accounting, the Company initially records its investment at cost. The carrying amount of the joint venture is adjusted to record the Company's proportionate share of distributions and earnings or losses of the joint venture.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, useful lives of fixed assets, certain accrued expenses, fair value of options, and the valuation allowance on net deferred tax assets. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. Repairs and maintenance costs are expensed as incurred.

Long-Term Assets
The Company continually reviews the carrying value of long-term assets, primarily consisting of property and equipment and other assets, to determine whether there are any indications of impairment losses. An impairment loss is indicated if the sum of the expected net cash flows is less than the carrying amount of the asset being evaluated. Measurement of any impairment is calculated as the difference between the carrying amount of the asset being evaluated and the fair value. Fair value is based upon the anticipated future cash flows discounted at rates commensurate with the risks involved.

Concentrations of Credit Risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and restricted cash. The Company places its cash with high quality financial institutions. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses and historically such losses have not been significant. The carrying amounts of financial instruments held by the Company approximate fair value.

Foreign Currency Translation
The functional currency of each of the Company's foreign subsidiaries is its local currency. Financial statements of these foreign subsidiaries are translated to U.S. dollars for consolidation purposes using current rates of exchange for assets and liabilities and average rates of exchange for revenues and expenses. The effects of currency translation adjustments are included as a component of other comprehensive income (loss) in the statement of stockholders' equity. Gains and losses on foreign currency transactions for the year ended December 31, 2003 were not significant.

Stock-Based Compensation
The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended by SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Under APB 25, compensation expense is recognized over the vesting period and is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task

Force ("EITF") No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.*

Security Deposits
Security deposits consists of funds held in interest-bearing, depository accounts as security on the operating lease in New York City (Note 8). These deposits are stated at cost, which approximates fair value.

Computer Software Developed or Obtained for Internal Use
The Company capitalizes the costs associated with the development or acquisition of software for internal use in accordance with AICPA Statement of Position 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). SOP 98-1 provides guidance regarding the accounting for computer software developed or acquired for internal use including the requirement to capitalize certain costs and amortization of these costs.

Costs incurred prior to the application development stage are expensed as incurred. Costs incurred during the application development stage, typically costs of employees and consulting services directly associated with the development of internal use computer software, are capitalized. The Company commences amortization of the software on a straight-line basis over the estimated useful life of the software, typically three years, when it is ready for its intended use. Capitalized computer software developed or obtained for internal use approximated $811,393 for the year ended December 31, 2003

The Company periodically evaluates impairment of capitalized computer software developed or obtained for internal use by considering, among other factors, whether the software is not expected to provide substantive service potential, and a significant change is made or will be made to the software program. A loss is recognized when the fair value of the software is determined to be less than the carrying value.

Income Taxes
The accompanying financial statements have been prepared in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, deferred taxes are determined based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured using the enacted tax rates expected to apply when temporary differences are settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Recent Accounting Pronouncements
In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities, an Interpretation of ARB 51* ("FIN 46R"). FIN 46R provides a new framework for the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and determining when a company should include the assets, liabilities, non controlling interests and results of activities of a VIE in its consolidated financial statements. The Company will be subject to its provisions for all VIEs created after January 31, 2003 for newly-acquired VIEs and the first fiscal or interim periods after December 15, 2003 for VIE holdings acquired prior to February 1, 2003. The adoption of FIN 46R did not have a material effect on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after November 5, 2003 and must be applied to the Company's existing financial instruments effective January 1, 2005, the beginning of the first fiscal period after December 15, 2004. The Company is in the process of evaluating the impact of the adoption of this Statement.

2. Property and Equipment

	Useful life (in years)	December 31, 2003
Computer software developed or obtained for internal use	3	$ 6,770,452
Computer equipment	3	1,124,352
Furniture and fixtures	5	437,924
Leasehold improvements	3 - 8	67,755
		8,400,483
Less: Accumulated depreciation and amortization		(6,761,217)
		$ 1,639,266

3. Fair Value of Financial Instruments and Concentrations of Credit Risk

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments* ("SFAS 107"), requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Substantially all of the Company's financial assets and liabilities are carried at historical cost which approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

For the year ended December 31, 2003, no single customer accounted for more than 10% of revenue. As of December 31, 2003, two customers represented 16% and 15% of accounts receivable, respectively.

4. Income Taxes

The Company provides for income taxes in accordance with SFAS 109. Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

The approximate income tax effects of each type of temporary difference at December 31, 2003 are as follows:

Net operating loss carryforwards	$ 6,025,000
Bad debt	155,000
Accrued expenses	457,000
Total deferred tax assets	6,637,000
Depreciation and amortization	(404,000)
Total deferred tax liabilities	(404,000)
Valuation allowance	(6,233,000)
Net deferred tax assets	$ -

The Company has recorded a 100% valuation allowance against the net deferred tax asset as of December 31, 2003, because the future realizability of such asset is uncertain.

The Company does not currently provide U.S. income taxes on the unremitted earnings of foreign subsidiaries which are expected to remain invested indefinitely.

5. Stockholders' Equity

Common Stock

The Company's articles of incorporation permit the Company to issue 35,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of preferred stock outstanding.

Convertible Preferred Stock

The Company's articles of incorporation, as amended through December 2003, permit the Company to issue up to 3,965,468 shares of preferred stock, of which 382,630 shares have been designated as Series A convertible preferred stock ("Series A"), 441,000 shares as Series B convertible preferred stock ("Series B") and 3,141,838 shares as Series C convertible preferred stock ("Series C"). At December 31, 2003, 10,280,844 shares of the Company's common stock were reserved for issuance upon the conversion of Series A, Series B and Series C shares. The Series A, Series B and Series C shares have the following characteristics:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. The holders of preferred stock are also entitled to elect two directors and, together with the holders of common stock, can elect one additional director.

Dividends

The holders of the Series A and Series C shares are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, dividends payable in preference and

priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, Series B and Series C shares have been paid. The holders of Series B shares are entitled to receive cumulative dividends, at a rate of 8% per annum, in preference and priority to payment of any dividends to Series A and Series C stockholders. In the event of a conversion of Series B shares into common stock, all accrued and unpaid dividends on such converted shares will be payable in common stock at the conversion price effective on such date. As of December 31, 2003, accrued dividends on Series B shares amounted to $3,068,406. Through December 31, 2003, no dividends have been declared or paid by the Company.

Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, Series B and Series C shares shall receive an amount equal to the sum of $10.00, $20.00 and $3.30 per share, respectively, plus all accrued or declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. Series B stockholders also participate pro rata, based on the number of shares of common stock into which the Series B shares convert, along with the holders of common stock in any surplus assets remaining after payment of the liquidation preferences to all preferred stockholders. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets shall be distributed ratably among the outstanding Series A, Series B and Series C shares in proportion to the aggregate liquidation preference amounts.

Conversion
Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock liquidation price by the conversion price in effect at the time. The initial conversion prices of Series A, Series B and Series C shares are $1.00, $1.98 and $3.30, respectively, and shall be subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation. Such provisions include the subsequent issuance of common stock, options and securities for consideration less than $1.98 and $1.82 for Series B and Series C shares, respectively. Conversion shall be automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $6.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate gross proceeds (before underwriting discounts and commissions) raised exceed $30,000,000.

Warrants
In connection with the issuance of the Series B shares by the Company in February 2000, the Company issued warrants to purchase 500,000 common shares at an exercise price of $4.00. The warrants were immediately exercisable and expired unexercised in February 2003.

6. Option Plans

1999 Stock Option Plan
In 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") under which 7,900,000 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants as of December 31, 2003. Options granted under the Plan may be incentive stock options or non-statutory stock options. Incentive stock options may only be granted to employees. The exercise price of incentive stock options shall be no less than 100% of

the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each share shall be at least 110% of fair market value, as determined by the Board of Directors.

Unless otherwise determined by the Board of Directors, the options begin to vest and become exercisable at a rate of 25% one year following the date of hire and ratably over the remaining thirty-six month period, with a maximum option term of ten years.

The following table summarizes the activity of the 1999 Stock Option Plan:

	December 31, 2003	
	Number of options	Weighted average exercise price
Outstanding - beginning of period	5,727,120	$ 1.10
Granted	1,331,250	1.25
Exercised	(1,000)	1.00
Cancelled	(1,695,875)	1.20
Outstanding - end of period	5,361,495	$ 1.11
Exercisable at end of period	3,915,376	$ 1.05

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.03	154,500	5.38	$ 0.03	154,500	$ 0.03
$0.50	320,000	5.75	0.50	320,000	0.50
$1.00	1,864,400	6.35	1.00	1,757,534	1.00
$1.25 - $2.50	3,022,595	8.55	1.34	1,683,342	1.31
	5,361,495	7.53	$ 1.10	3,915,376	$ 1.05

7. Related Party Transactions

Cash Held at Affiliate of a Stockholder Banks
At December 31, 2003, cash balances of approximately $2,596,791 was held in operating and money market investment accounts at affiliates of two stockholder banks.

Stockholder Banks as Customers
At December 31, 2003, $1,389,705 of accounts receivable was due from customers that were also stockholders.

8. Commitments and Contingencies

Operating Lease

The Company leases office facilities under a noncancelable operating lease which expires in 2009. The future minimum lease payments under such leases at December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 943,082
2005	539,744
2006	421,127
2007	425,105
2008	436,796
Thereafter	404,000
Total minimum lease payments	$3,169,854

The Company sublets a portion of the premises to a related party. The future minimum sub-rental revenues at December 31, 2003 are as follows:

Year Ending December 31,	
2004	$ 117,563
2005	120,796
2006	40,628
Total minimum lease payments	$ 278,987

Employment Agreements

The Company has obligations pursuant to employment contracts with two employees that expire at various points through August 31, 2005. The Company's aggregate commitment under these contracts is $305,000.

9. Subsequent Events

On January 7, 2004, Market Partners acquired all of the outstanding shares of LoanX in exchange for 1,680,000 shares of Class C common stock and $1,426,371 in cash. At the time of the acquisition Creditex held 4,600,000 shares of common stock and an option to acquire an additional 179,628 shares. This investment was accounted for under the cost method and had no carrying value as the initial investment was acquired in exchange for the rights to technologies with no determinable fair value. In connection with the merger, the Company sold their 179,628 options for proceeds of $22,720. The Company also received cash of $98,743 and 178,319 shares of Market Partner common Class C. The proceeds from the transaction will be recorded as a gain in the 2004 financial statements.